UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 26 September 2022, London UK

Iain Mackay, Chief Financial Officer, to retire from GSK, Julie Brown appointed as successor

GSK plc (LSE/NYSE: GSK) today announced that Iain Mackay, Chief Financial Officer (CFO), has decided to retire from GSK. The Board has agreed that he will step down as CFO and as an Executive Director of the Board in May 2023.

The Board has selected Ms Julie Brown, currently Chief Operating and Financial Officer, Burberry Group plc, as successor to Iain. Julie is a highly respected CFO with extensive experience in the biopharma and medtech sectors, having previously worked at AstraZeneca plc and Smith & Nephew plc; and as a non-executive director and Audit Chair of Roche Holding AG.

Julie will join GSK in April 2023 and will work with Iain to transition responsibilities, taking responsibility as CFO and as an Executive Director of GSK on 1 May 2023.

Emma Walmsley, Chief Executive Officer, GSK, said: "I want to thank Iain for all he's done for GSK, and for his leadership and support to our people. He has played a very significant role to help deliver the reshaping of GSK and to improve our operating and financial performance. I am absolutely delighted that Julie will be joining the leadership team as his successor. Julie is a highly experienced CFO with a tremendous understanding of the biopharma sector. We also share a strong passion for people development, diversity, inclusion and sustainability. I am looking forward to working together to deliver progress for patients, shareholders and our people."

Jonathan Symonds, Chair, GSK, said: "On behalf of the Board I would like to thank Iain for his significant contribution at GSK. He has been a highly valued member of the Board and has provided strong support to Emma and the management team. We are delighted that Julie will join the Board as Iain's successor. She is a CFO of exceptional calibre and experience and I look forward to the contribution she will make."

Notes to Editors

Biography
Julie serves as Chief Operating and Financial Officer, Burberry Group plc and an Executive Director. She joined Burberry from Smith & Nephew where she was the Group CFO from 2013-2017. Before this, she was Interim Group CFO of AstraZeneca, having worked at the company for 25 years in finance, commercial and strategic roles.

Julie has also served as a Non-Executive Director and Audit Chair of Roche Holding AG. She is also co-Chair of the Prince's Accounting for Sustainability Project's CFO Leadership Network, a member of the Prime Minister's Business Council, the Business Advisory Board to the Mayor of London and Patron of Oxford University Women in Business. Julie is a Fellow of the Institute of Chartered Accountancy and the Institute of Tax and qualified with KPMG International Limited.

Shareholding information and regulatory disclosure
Ms Brown holds 519 shares in GSK. The Company confirms that, in respect of Listing Rule 9.6.13R(1), Ms Brown is currently an Executive Director of Burberry Group plc and, prior to her appointment to GSK, a Non-Executive Director of Roche Holding AG. The Burberry directorship will cease before she commences her employment with GSK and Ms Brown has resigned from the Roche Board. There are no details to disclose in respect of Listing Rule 9.6.13R(2-6).

Appointment and selection process
Ms Brown's appointment was made by the Board on the recommendation of the Nominations & Corporate Governance Committee following an extensive search and selection process using external search firms, each of which was a signatory of the Voluntary Code of Conduct for Executive Search Firms. A diverse list of candidates was compiled who were evaluated against an agreed set of criteria, to identify the most suitable candidate.

Remuneration
The Remuneration Committee considered the remuneration arrangements that would be appropriate to enable the Company to recruit and retain an experienced CFO to meet the criteria for the role within the Company's current shareholder-approved remuneration policy. Given Ms Brown's wealth of experience in the role and of the industry it was agreed that her remuneration should be set in line with the current CFO's remuneration, as follows.

Ms Brown's remuneration arrangements

	£	Notes
Base salary	£915,335	The comparator group for pay for the CFO remains the European cross-industry comparator group set out in our Annual Report.
Annual bonus	£915,335	The on-target bonus would be 100%, with a maximum of 300% for incremental exceptional performance as for the existing CFO.
Award of Long Term Incentives (LTIs)	£1,830,670	This assumes an expected value of 50% of an award of performance shares under the Company's 2017 Performance Share Plan at a 4x multiple of base salary as for the existing CFO.
Share Ownership Requirement (SOR)	3x	This is in line with GSK's shareholder approved executive remuneration policy approved earlier in 2022.
Pension		Pension arrangements will be in line with those of the wider UK workforce in line with GSK's commitment from 1 January 2023.
Benefits		Benefits will be in line with GSK's policy and arrangements for other executives based in the UK to support them in undertaking their role.

Ms Brown's contract of employment will be available for inspection at the Company's registered office and on GSK's website, gsk.com, in due course.

The following Buyout Payments will be provided:
●           a sum ("the Bonus Buyout") equivalent to Ms Brown's on-target Burberry bonus for the period from 1 April, 2022 to 31 March, 2023, which she will forego on leaving Burberry,
●           a sum ("the LTI Buyout") equivalent to the aggregate value of (i) her outstanding Burberry LTIs and SIP shares which will be lost on leaving Burberry, at a price equivalent to the average price of such shares for the one-month period ending on 7 September, 2022, and (ii) the value of any dividend equivalents accruing on those shares between their date of award and her departure from Burberry. Given that the Burberry LTIs are not subject to a performance measure, and only to a performance underpin, no discount will be applied to the value of the shares so calculated.

The timing of these payments will be as follows. A cash amount equivalent to:
●           the Bonus Buyout and one-third of 85% of the LTI Buyout will be paid to her in the first payroll following the commencement of her employment with GSK;
●           one-third of 85% of the LTI Buyout will be paid to her in the first payroll following the first anniversary of the commencement of her employment; and,
●           one-third of 85% of the LTI Buyout will be paid to her in the first payroll following the second anniversary of the commencement of her employment.

In addition, she will be paid an amount equivalent to 15% of the LTI Buyout in the first payroll following the commencement of her employment. Ms Brown has agreed that she will invest the net of tax proceeds of this 15% tranche in GSK plc Ordinary Shares at the first reasonably available opportunity having sought dealing clearance and that she will then continue to hold those shares for a period of at least two years. Ms Brown will be required to build and maintain over time a holding of shares in GSK equivalent to a value of three times' base salary.

Mr Mackay's remuneration
To support the succession and transition process, Mr Mackay will continue to receive his base salary until he leaves GSK. He will be eligible to receive bonuses which will be determined by the Remuneration Committee based on a combination of business and individual performance for his service during 2022 and 2023. He will not be eligible to receive any further LTI awards. However, he will retain all his existing long-term incentive awards. His executive service contract will end on 31 December 2023. He will be required to maintain his share ownership requirement in accordance with the Company's shareholder approved remuneration policy for a two year period.

Full details will be provided in the Remuneration Report.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 26, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc